UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2016 Results

Item 1

ICL
Where needs take us

Consolidated Financial Statements (Unaudited)

As at June 30, 2016
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

June 30 2016	June 30 2015	December 31 2015
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	158	231	161
Short-term investments and deposits	84	77	87
Trade receivables	980	882	1,082
Inventories	1,361	1,201	1,364
Other receivables	324	310	291
Total current assets	2,907	2,701	2,985

Non-current assets
Investments in equity-accounted investees	154	161	159
Financial assets available for sale	255	-	-
Deferred tax assets	150	181	199
Property, plant and equipment	4,294	3,986	4,212
Intangible assets	1,265	1,028	1,185
Other non-current assets	298	135	337
Total non-current assets	6,416	5,491	6,092

Total assets	9,323	8,192	9,077

Current liabilities
Short-term credit	495	559	673
Trade payables	753	572	716
Provisions	48	38	42
Other current liabilities	615	642	615
Total current liabilities	1,911	1,811	2,046

Non-current liabilities
Long-term debt and debentures	3,187	2,339	2,805
Deferred tax liabilities	265	315	351
Long-term employee provisions	582	614	547
Provisions	128	102	127
Other non-current liabilities	45	7	13
Total non-current liabilities	4,207	3,377	3,843

Total liabilities	6,118	5,188	5,889

Equity
Total shareholders’ equity	3,077	2,977	3,028
Non-controlling interests	128	27	160
Total equity	3,205	3,004	3,188

Total liabilities and equity	9,323	8,192	9,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

 1 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)

(in millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30 2016	June 30 2015	June 30 2016	June 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,377	1,196	2,642	2,599	5,405
Cost of sales	960	860	1,859	1,817	3,602

Gross profit	417	336	783	782	1,803

Selling, transport and marketing expenses	179	136	334	306	653
General and administrative expenses	81	78	161	154	350
Research and development expenses	19	17	36	36	74
Other expenses	16	22	26	100	211
Other income	(27)	(24)	(30)	(236)	(250)

Operating income	149	107	256	422	765

Finance expenses	57	81	80	52	160
Finance income	(17)	(67)	(12)	(22)	(52)

Finance expenses, net	40	14	68	30	108

Share in earnings of equity-accounted investees	7	6	9	5	11

Income before income taxes	116	99	197	397	668

Income taxes	5	24	27	105	162

Net income	111	75	170	292	506

Net loss attributable to the non-controlling interests	(9)	-*	(16)	-*	(3)

Net income attributable to the shareholders of the Company	120	75	186	292	509

Earnings per share attributable to	US $	US $	US $	US $	US $
the shareholders of the Company:

Basic earnings per share	0.09	0.06	0.15	0.23	0.40

Diluted earnings per share	0.09	0.06	0.15	0.23	0.40

Weighted-average number of
ordinary shares outstanding:

Basic (in thousands)	1,272,949	1,270,621	1,272,949	1,270,524	1,271,624

Diluted (in thousands)	1,273,812	1,270,997	1,273,790	1,270,861	1,272,256

*Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 2 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30 2016	June 30 2015	June 30 2016	June 30 2015	December 31 2015
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	111	75	170	292	506

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(48)	81	-	(131)	(205)
Changes in fair value of derivatives designated as a cash flow hedge	-	(1)	(1)	(1)	(2)
Changes in fair value of financial assets available for sale	(5)	-	8	-	-
Income tax relating to items that will be reclassified subsequently to net income	1	-	(2)	-	-
Total	(52)	80	5	(132)	(207)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	(27)	85	(46)	41	63
Income tax relating to items that will not be reclassified to net income	3	(20)	9	(9)	(15)
Total	(24)	65	(37)	32	48

Total comprehensive income	35	220	138	192	347

Comprehensive income (loss) attributable to the non-controlling interests	(13)	-*	(20)	1	(9)

Comprehensive income attributable to the shareholders of the Company	48	220	158	191	356

*Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 3 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30 2016	June 30 2015	June 30 2016	June 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	111	75	170	292	506
Adjustments for:
Depreciation and amortization	99	97	198	211	430
Revaluation of balances from financial institutions and interest expenses, net	12	36	41	14	44
Share in earnings of equity-accounted investees, net	(7)	(6)	(9)	(5)	(11)
Other capital gains (losses), net	1	(7)	1	(7)	5
Share-based compensation	3	4	8	6	15
Loss (gain) from divestiture of subsidiaries	-	(14)	1	(223)	(215)
Income tax expenses	5	24	27	105	162
	224	209	437	393	936

Change in inventories	57	38	-	120	25
Change in trade and other receivables	(63)	195	51	90	(86)
Change in trade and other payables	(3)	(94)	(66)	(119)	(212)
Change in provisions and employee benefits	23	(23)	38	(93)	(90)
Net cash provided by operating activities	238	325	460	391	573

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	2	46	(247)	39	34
Purchases of property, plant and equipment and intangible assets	(154)	(155)	(341)	(305)	(619)
Business combinations, net of cash acquired	-	(96)	-	(188)	(351)
Proceeds from divestiture of subsidiaries	-	31	17	372	364
Other	4	1	3	14	25
Net cash used in investing activities	(148)	(173)	(568)	(68)	(547)

Cash flows from financing activities
Dividends paid	(102)	(211)	(102)	(211)	(348)
Receipt of long-term debt	625	372	1,025	662	1,201
Repayment of long-term debt	(484)	(220)	(734)	(683)	(846)
Short-term credit from banks and others, net	(91)	(31)	(84)	9	8
Net cash provided by (used in) financing activities	(52)	(90)	105	(223)	15

Net change in cash and cash equivalents	38	62	(3)	100	41
Cash and cash equivalents as at beginning of the period	123	166	161	138	138
Net effect of currency translation on cash and cash equivalents	(3)	3	-	(7)	(18)
Cash and cash equivalents as at the end of the period	158	231	158	231	161

Additional Information

For the three-month period ended		For the six-month period ended		For the year ended
June 30 2016	June 30 2015	June 30 2016	June 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	(16)	82	(52)	50	(20)
Interest paid	(37)	(28)	(53)	(42)	(87)

The accompanying notes are an integral part of these condensed consolidated financial statements.

 4 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended June 30, 2016

Balance as at April 1, 2016	544	150	(352)	91	(260)	2,888	3,061	153	3,214

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(35)	(35)	-	(35)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive income	-	-	(44)	(4)	-	96	48	(13)	35

Balance as at June 30, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

 5 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended June 30, 2015

Balance as at April 1, 2015	543	134	(413)	68	(260)	2,816	2,888	27	2,915

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	4	-	-	4	-	4
Dividends	-	-	-	-	-	(151)	(151)	-*	(151)
Comprehensive income	-	-	81	(1)	-	140	220	-*	220

Balance as at June 30, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 6 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the six-month period ended June 30, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-	1	-	7	-	-	8	-	8
Dividends	-	-	-	-	-	(102)	(102)	-	(102)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive income	-	-	4	5	-	149	158	(20)	138

Balance as at June 30, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

 7 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the six-month period ended June 30, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	6	-	-	6	-	6
Dividends	-	-	-	-	-	(210)	(210)	-*	(210)
Comprehensive income	-	-	(131)	(1)	-	323	191	1	192

Balance as at June 30, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 8 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the year ended December 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	15	-	-	15	-	15
Dividends	-	-	-	-	-	(347)	(347)	(1)	(348)
Business combinations	-	-	-	14	-	-	14	144	158
Comprehensive income	-	-	(199)	(2)	-	557	356	(9)	347

Balance as at December 31, 2015	544	149	(400)	93	(260)	2,902	3,028	160	3,188

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

 9 Israel Chemicals Limited Quarterly Report

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates ICL mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Presentation

The condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2015 (hereinafter – “the Annual Financial Statements”), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

 10 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions

A. General

1. Information on operating divisions:

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals. As part of the Company's efforts to improve its business management and processes, commencing May 1, 2016, the Company operates via two divisions: the Essential Minerals Division and the Specialty Solutions Division.

Essential Minerals Division – This division includes the ICL Potash & Magnesium, and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally. The Magnesium business markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China – and produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel and China. ICL Phosphate also manufactures compound fertilizers in the Netherlands and Germany as well as phosphate-based food additives for livestock in Turkey and in Israel. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

Specialty Solutions Division – This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives, and ICL Food Specialties. The division concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

ICL Specialty Fertilizers – ICL Specialty Fertilizers manufactures compound fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

 11 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont’d)

A.	General (cont’d)

1. Information on operating divisions: (cont'd)

ICL Advanced Additives – ICL Advanced Additives business unit primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for different applications in a broad range of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, deicing, nutrition, pharma, specialty steel, fuel additives and rubber. That stated above is part of ICL’s strategy of increasing its production of downstream products with higher added value. This business unit purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid.

The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL’s Advanced Additives business unit is further comprised of processed magnesium products used for the paper industry, cleaning materials and oil additives, catalysts and stabilizers.

ICL Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit operates primary production locations in Germany and Austria, which primarily process phosphates, milk and spices. The business unit runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia which enable ICL to produce "customer specific" solutions that meet the requirements of the local market.

As part of the financial statements for the second quarter of 2016, the Company's business results are presented in accordance with the divisions described above. The Company is still in the process of examining its operating segments and, therefore, there may be adjustments to the current presentation in future financial statements.

2. Division capital investments

The capital investments made by the divisions, for each of the reporting periods, include property, plant and equipment and intangible assets acquired in the regular course of business and as part of business combinations.

3. Inter–division transfers and unallocated income (expenses)

Division revenues, division expenses and division results include inter-division transfers, which are accounted for at an arm’s length transfer price, representing the prices charged to external customers for similar goods. These transfers are eliminated as part of consolidation of the financial statements. The general and administrative expenses are not allocated to the divisions and therefore they are presented under "General, administrative and other unallocated income (expenses) and intercompany eliminations".

 12 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont’d)

B. Operating division data

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the three-month period ended June 30, 2016

Sales to external parties	525	840	12	-	1,377
Inter-division sales	72	2	-	(74)	-
Total sales	597	842	12	(74)	1,377

Operating income (loss) attributed to divisions	77	161	(1)		237

General, administrative and other unallocated income (expenses) and intercompany eliminations					(88)
Operating income					149

Financing expenses, net					(40)
Share in earnings of equity-accounted investee					7
Income before taxes on income					116

Capital expenditures	115	26	1		142
Capital expenditures not allocated					24
Total capital expenditures					166

Depreciation and amortization	67	28	3		98
Depreciation and amortization not allocated					1
Total depreciation and amortization					99

 13 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont'd)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the three-month period ended June 30, 2015

Sales to external parties	424	718	54	-	1,196
Inter-division sales	56	-	3	(59)	-
Total sales	480	718	57	(59)	1,196

Operating income attributed to divisions	65	90	18		173

General, administrative and other unallocated income (expenses) and intercompany eliminations					(66)
Operating income					107

Financing expenses, net					(14)
Share in earnings of equity-accounted investee					6
Income before taxes on income					99

Capital expenditures	128	23	1		152
Capital expenditures as part of business combination	195	(8)	-		187
Capital expenditures not allocated					27
Total capital expenditures					366

Depreciation and amortization	66	30	-		96
Depreciation and amortization not allocated					1
Total depreciation and amortization					97

 14 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the six-month period ended June 30, 2016

Sales to external parties	1,015	1,591	36	-	2,642
Inter-division sales	138	6	-	(144)	-
Total sales	1,153	1,597	36	(144)	2,642

Operating income attributed to divisions	149	283	-		432

General, administrative and other unallocated income (expenses) and intercompany eliminations					(176)
Operating income					256

Financing expenses, net					(68)
Share in earnings of equity-accounted investee					9
Income before taxes on income					197

Capital expenditures	236	51	4		291
Capital expenditures not allocated					38
Total capital expenditures					329

Depreciation and amortization	134	63	-		197
Depreciation and amortization not allocated					1
Total depreciation and amortization					198

 15 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the six-month period ended June 30, 2015

Sales to external parties	1,013	1,464	122	-	2,599
Inter-division sales	115	7	3	(125)	-
Total sales	1,128	1,471	125	(125)	2,599

Operating income attributed to divisions	205	168	182		555

General, administrative and other unallocated income (expenses) and intercompany eliminations					(133)
Operating income					422

Financing expenses, net					(30)
Share in earnings of equity-accounted investee					5
Income before taxes on income					397

Capital expenditures	217	46	2		265
Capital expenditures as part of business combination	195	84	-		279
Capital expenditures not allocated					44
Total capital expenditures					588

Depreciation and amortization	116	58	36		210
Depreciation and amortization not allocated					1
Total depreciation and amortization					211

 16 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
Year 2015

Sales to external parties	2,248	2,975	182	-	5,405
Inter-division sales	252	22	3	(277)	-
Total sales	2,500	2,997	185	(277)	5,405

Operating income attributed to divisions	576	357	115		1,048

General, administrative and other unallocated income (expenses) and intercompany eliminations					(283)
Operating income					765

Financing expenses, net					(108)
Share in earnings of equity-accounted investee					11
Income before taxes on income					668

Capital expenditures	427	141	2		570
Capital expenditures as part of business combination	430	160	-		590
Capital expenditures not allocated					110
Total capital expenditures					1,270

Depreciation and amortization	226	166	37		429
Depreciation and amortization not allocated					1
Total depreciation and amortization					430

 17 Israel Chemicals Limited Quarterly Report

Note 3 - Operating Divisions (cont'd)

C. Division Sales by Business Units

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Essential Minerals Division
Phosphate	319	23	249	21	618	23	517	20	1,064	20
Potash & Magnesium	299	22	254	21	572	22	651	25	1,515	28
Specialty Solutions Division
Industrial Products	254	18	185	15	481	18	405	16	871	16
Advanced Additives	247	18	225	19	454	17	442	17	945	17
Specialty Fertilizers	188	14	188	16	374	14	380	15	680	13
Food Specialties	174	13	148	12	336	13	301	12	613	11
All other and setoffs	(104)	(8)	(53)	(4)	(193)	(7)	(97)	(5)	(283)	(5)
Total	1,377	100	1,196	100	2,642	100	2,599	100	5,405	100

D. Sales by Geographical Regions

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Europe	480	35	479	40	1,039	39	1,103	42	2,012	37
Asia	345	25	160	14	584	22	381	15	1,118	21
North America	282	20	289	24	549	21	612	23	1,253	23
South America	152	11	183	15	244	9	301	12	585	11
Rest of the world	118	9	85	7	226	9	202	8	437	8
Total	1,377	100	1,196	100	2,642	100	2,599	100	5,405	100

E. Sales by Main Countries

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	261	19	265	22	515	19	575	22	1,176	22
China	178	13	55	5	286	11	136	5	550	10
Brazil	134	10	164	14	211	8	260	10	506	9
Germany	108	8	107	9	220	8	228	9	421	8
United Kingdom	73	5	64	5	170	6	170	7	303	6
Spain	69	5	63	5	144	5	150	6	285	5
India	64	5	36	3	90	3	85	3	206	4
Israel	58	4	55	5	111	4	112	4	240	4
France	57	4	69	6	128	5	165	6	295	6
Australia	43	3	19	2	80	3	46	2	112	2
All other	332	24	299	24	687	28	672	26	1,311	24
Total	1,377	100	1,196	100	2,642	100	2,599	100	5,405	100

 18 Israel Chemicals Limited Quarterly Report

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, long-term investments, short-term credit, payables, long-term loans, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and fair value of financial-instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2016		June 30, 2015		December 31, 2015
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	339	355	205	222	391	411

Debentures bearing fixed interest
Marketable	1,200	1,238	792	813	793	803
Non-marketable	281	291	281	285	281	285
	1,820	1,884	1,278	1,320	1,465	1,499

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

June 30, 2016
Level 1	Level 2	Level 3	Total
$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	25	-	-	25
Financial assets available for sale (1)	-	-	255	255
Derivatives used for hedging, net	-	(38)	-	(38)
	25	(38)	255	242

June 30, 2015
Level 1	Level 2	Total
$ millions	$ millions	$ millions

Securities held for trading purposes	27	-	27
Derivatives used for hedging, net	-	(17)	(17)
	27	(17)	10

 19 Israel Chemicals Limited Quarterly Report

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

December 31, 2015
Level 1	Level 2	Total
$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	26
Derivatives used for hedging, net	-	(21)	(21)
	26	(21)	5

(1) Investment in Yunnan Phosphate Chemicals Group Corporation Ltd. ("YTH"):

On January 16, 2016, the Company completed its investment in 15% of the issued and outstanding share capital, on a fully diluted basis, of YTH, by means of payment of about $250 million based on the agreed share price of CNY 8.24 which was determined in December 2014. The share price on the closing date was CNY 9.10 per share. The newly-issued shares are subject to a three-year lock-up period as required under the PRC law. This investment is classified as a "financial asset available-for-sale", and is measured at fair value, which includes a discount rate in light of the above-mentioned lock-up period. In subsequent periods, fair value updates of the investment, other than impairment losses, will be recognized directly in other comprehensive income and will be presented in the reserve for financial assets available-for-sale.

Measurement of the fair value of the discount rate in respect of the lock-up period was calculated using the Finnerty 2012 Model and as at January 31, 2016 this rate was about 15.7%. Pursuant to the Model, the discount rate was estimated based on an assessment of the period in which the restriction on marketability applies and on the standard deviation of the yield per share of YTH in this period. The impact deriving from a possible and reasonable change in these data items, which are not observable, is not material. As at June 30, 2016, the net change in the other comprehensive income amounted to about $6 million.

Note 5 – Credit and Loans

1.	In April 2016, ICL entered into a revolving credit facility with the Bank of Tokyo Mitsubishi UFJ, whereby the Company will be provided a credit facility in the amount of RMB 400 million (approximately $60 million), with the following terms:

a.	The loan agreement is for a term of one full year from the signing date of the credit facility, which may be renewed on a yearly basis.

b.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will apply at the rate of 0.15% per year.

c.	Annual interest will apply to the amount of the loan actually used at a rate of CNH HIBOR + 0.5%

d.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans), a cross-default mechanism and a negative pledge.

As at the date of the report, the credit facility had been fully utilized.

 20 Israel Chemicals Limited Quarterly Report

Note 5 – Credit and Loans (cont'd)

2.	In April 2016, the Company completed issuance of a new series of debentures (Series E) (hereinafter – the Debentures). The Debentures were listed for trading on the Tel-Aviv Stock Exchange. The aggregate principal amount of the Debentures of about NIS 1.57 billion (about $408 million) is to be repaid in four equal annual payments on March 30 of each of the years 2021 through 2024 (each payment will constitute 25% of the nominal value of the principal). The Debentures bear interest at the annual interest rate of 2.45%, and the interest is to be paid bi-annually on the outstanding balance of the principal amount on March 30 and September 30 of each of the years between 2016 and 2024 (inclusive), so that the first interest payment will be made on September 30, 2016, and the final interest payment will be made on March 30, 2024. The net proceeds received by the Company for the Debentures are about NIS 1.54 billion (about $404 million) with a yearly effective interest rate of 2.61%.

The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5).

Standard & Poor’s Maalot rated the Debentures “ilAA”. Most of the proceeds were used to repay part of the revolving credit facility agreement.

3.	In March 2016, ICL entered into a revolving credit facility agreement with Bank of America whereby the Company will be provided a credit facility in the amount of $150 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will apply at the rate of 0.19% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

Up to 33% use of the credit:	Libor + 0.65%.
From 33% to 66% use of the credit:	Libor + 0.75% (on the entire sum used).
66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans), a cross-default mechanism and a negative pledge.

As at the date of the report, $90 million had been utilized from the credit facility.

 21 Israel Chemicals Limited Quarterly Report

Note 6 - Provision for Employee Retirement

Further to the Company’s efficiency plan, in the first quarter of 2016, the Company signed early retirement agreements with a number of employees in the Industrial Products business unit. As a result, the Company recorded an additional provision for severance pay, in the amount of about $6 million.

Note 7 - Share Capital, Equity Compensation Plans and Dividend Distributions

1.	On May 16, 2016 and May 17, 2016, the Company’s HR and Compensation Committee and Board of Directors, respectively, approved the grant of up to 3.9 million non-marketable and non-transferrable options, for no consideration, exercisable for up to 3.9 million of the Company's ordinary shares, and up to 1.52 million restricted shares, to approximately 90 of the Company's officers and senior employees. Subject to approval of the General Meeting of the Company's shareholders, which is to be held on August 29, 2016, the said grant includes a significant private placement of 186,335 options and 55,215 restricted shares to the incoming Chairman of the Company's Board of Directors, subject to his appointment by the General Meeting of the Company's shareholders, and of 625,466 options and 185,337 restricted shares to ICL's Chief Executive Officer.

The options and restricted shares will vest in three equal tranches over a period of three years: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The options will expire at the end of seven years from the grant date. The grant date, other than with respect to the incoming Chairman of the Board and ICL's CEO, is June 30, 2016.

Each option may be exercised for one ordinary share of NIS 1 par value of the Company.

The total fair value of all the options was estimated through application of the Black and Scholes model for pricing options.

June 2016 Options Grant

Share price (in $)	3.88
CPI-linked exercise price (in $)	4.43
Expected volatility	30.6%
Expected life of options (in years)	7
Risk-free interest rate	(0.03%)
Total fair value (in $ millions)	4
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

The expected volatility was determined based on the historical volatility of the price of the Company's shares. The expected life of the options was determined in accordance with Management's estimation and past experience in connection with employee turnover. The risk-free interest rate was determined based on the yield to maturity on index-linked government bonds, where their remaining period is equal to the expected life span of the options.

 22 Israel Chemicals Limited Quarterly Report

Note 7 - Share Capital, Equity Compensation Plans and Dividend Distributions (cont’d)

1.	(cont'd)

The total fair value of the above-mentioned restricted shares is approximately $6 million. The value of the restricted shares offered to the offerees was determined according to the closing price on the Tel-Aviv Stock Exchange on the grant date (approximately NIS 14.92 / $3.88).

The cost of the embedded benefit of the said plans will be recognized in the income statement over the vesting period of each tranche.

2.	On August 9, 2016, the Company's Board of Directors decided to distribute a dividend, in the amount of $60 million, about $0.05 per share. The dividend will be distributed on September 27, 2016, with a record date for eligibility for the dividend of September 13, 2016.

On May 17, 2016, the Company's Board of Directors decided to distribute a dividend, in the amount of $35 million, about $0.03 per share. The dividend was distributed on June 22, 2016.

Note 8 - Contingencies, Litigations and Other Matters

1.	Allana Afar – in June 2016, the Company received a tax assessment from the Ethiopian tax authority, in the amount of about $55 million, which is comprised of issues related to prior periods preceding the acquisition of Allana Canada and tax claims deriving from the acquisition of Allana Canada. The Company submitted an appeal to the review committee of the Ethiopian tax authority objecting to most of the said claims. Based on the Company estimate, a provision was booked as part of the acquisition cost.

During the ongoing discussions with the government of Ethiopia about the terms of the mining agreement, it was agreed that certain conditions will need to be fulfilled and/or agreed upon, such as, transfer of the mining license to a newly established company subject to a clearance from the Ethiopian tax authority and other regulatory approvals, extension of the development period and a commitment of the Government of Ethiopia to develop infrastructures, including, water, electricity and roads.

2.	Dispute with Haifa Chemicals – in April 2016, the District Court decided to send back to the arbitration proceedings, the claim of ICL Dead Sea Works Ltd. (DSW) that the Examiner's decisions deviate from the arbitration decision. In June 2016, the Examiner decided that the cap price for the potash based on DSW's costs (the Certified Price) for the years 2012 and 2013, will be $171 per ton and $158 per ton, respectively. The Company estimates, based on its claims included as part of the legal proceedings and their chances of being accepted, and assuming DSW's production costs as they were determined in the Examiner's decision, as stated, that the Company will not bear significant costs and will not receive significant amounts in respect of the prior periods. As at June 30, 2016, the Company believes that the provision in its books is sufficient.

 23 Israel Chemicals Limited Quarterly Report

Note 8 - Contingencies, Litigations and Other Matters (cont'd)

3.	DSW Collective agreement – In April 2016, an agreement was signed extending the validity of the collective agreement between DSW and the DSW Employees Committee, whereby DSW committed to pay the employees a one-time grant (in installments) of approximately $30 million, which includes, among other things, payment of a bonus in respect of 2015, in consideration of the Employees Committee's commitment that there will be "industrial peace" until September 30, 2017. In a case of violation of the agreement, the payments not yet made will be cancelled. In the second quarter of 2016, the Company recorded a provision, in the amount of about $17 million. The remaining obligation, of about $4 million, will be recognized subject to fulfillment of all the required conditions.

4.	In the second quarter of 2016, based on the filing alternatives for income tax reports in certain tax jurisdictions, the Company decided to file separate (non-consolidated) income tax reports for certain subsidiaries. As a result, the Company updated its liabilities for deferred taxes and recorded tax income, in the amount of about $27 million.

5.	In April 2016, the tax court in Belgium rejected the petition filed by ICL's subsidiary with respect to the deductibility of certain expenses in prior periods. Given the Court's decision, in its financial statements for the first quarter of 2016, the Company recognized a tax expense, in the amount of about $13 million, which was recorded in the "income taxes" category in the statement of income. In the second quarter of 2016, the Company filed an appeal of the Court's decision. A hearing of the matter has been scheduled for September 2016.

6.	During the first half of 2016, a claim was filed by several plaintiffs in the United States District Court for the District of Columbia, against a large number of defendants, including the Company, alleging, among others, aggravated trespass and pillage. In August 2016, the plaintiffs removed the Company from the list of defendants.

 24 Israel Chemicals Limited Quarterly Report

Where needs take us

ICL

Operating and Financial Review
June 30, 2016

Departing Remarks of ICL's Outgoing Chairman, Mr. Nir Gilad

In just a few more days, I will be concluding my term as Chairman of ICL’s Board of Directors, bringing to an end an era of nearly 10 years during which I served on the Company’s Board of Directors. It has been a privilege to work with the outstanding team that has led ICL, the flagship of Israel’s industrial sector, and to help it grow to become a world leader in its markets. I am extremely proud of our record.

Over the past decade, ICL succeeded in doubling its revenues to about $6 billion per year, generating about $9.5 billion in cumulative profits that enabled us to distribute about $7.5 billion in dividends to our shareholders (75% of whom were the public at large) and to make about $6.5 billion in aggregate investments. With a clear vision and determined execution, we created a step-change in ICL’s business, successfully navigating changes in the global economy and fertilizer markets, while also having to manage, unfortunately, extreme changes in the Israeli business environment, our “home port”.

These changes required Management, working in concert with the Company’s Board of Directors and controlling shareholders, Mr. Sami Ofer, may he rest in peace, and Mr. Idan Ofer, to make a series of strategic decisions, some of which were difficult and painful. The actions taken were necessary to enable ICL to continue serving as a source of livelihood and pride for tens of thousands of families throughout the world – and especially in Israel, the Company’s home. Every decision was taken after careful consideration of how best to assure ICL’s ability to successfully navigate rough and often unfriendly seas, to ensure its continued growth and to maintain its status as a world leader.

The strategic approach taken helped the Company move quickly and decisively, realizing strong profits when commodity prices rose sharply early in the decade, then preparing for and weathering the unfavorable market changes that followed. ICL’s ability to take advantage of technology driven opportunities in specialty markets made that possible. Over the 10-year period, the Company paid more than $4 billion in taxes and royalties into the State’s coffers – more than any other company operating in Israel. In parallel, we are proud to have invested $2.5 billion into Israel’s Negev, the country’s underdeveloped region in which ICL’s main production activities are centralized, working in partnership with its capable governmental and social leadership to foster its transformation into an economically thriving region. No other company – from inside or outside of Israel – has made a contribution to the Negev that comes close to ICL’s.

Nonetheless, the changing conditions that have been imposed on our Israeli business activities during the past several years have forced the Company to retreat from the expansion of its investments here at home. I hope that the relevant decision makers will come to understand the significance of the measures that they are imposing on ICL and will find a way to escort the Company back onto the path of export-oriented investments and growth in Israel.

As I step down from the podium, it is with a feeling of immense accomplishment as well as considerable relief, all within an envelope of endless gratitude towards my colleagues and mentors at ICL: Mr. Idan Ofer and his father, the late Mr. Sami Ofer; Mr. Yossi Rosen, who preceded me as Chairman of the Board of Directors; the members of the Board of Directors with whom I have served throughout the years; my excellent CEOs, Mr. Akiva Moses and Mr. Stefan Borgas; and above all, the outstanding ICL family of employees in Israel and throughout the world.

I would like to close by offering sincere blessings to my successor, Mr. Johanan Locker, wishing him unbounded success in the enormous and important task that he has taken on.

 26 Israel Chemicals Limited Quarterly Report

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes in governmental programs or tax benefits, enactment of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and/or joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislation and licensing restrictions; hazards inherent in chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war and/or acts of terror; and other risk factors described under ”Item 3. Key Information—D. Risk Factors" in the company's Annual Report on Form 20-F filled with the U.S Securities and Exchange Commission on March 16, 2016.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

 27 Israel Chemicals Limited Quarterly Report

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product-formulation technologies in order to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our sales.

Our “2020—Next Step Forward” corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: improvements and operational excellence measures in our existing operations; (2) Growth: organic and external expansion of our value chain, from specialty minerals to the agriculture, food and engineered materials end markets; and (3) Enablers: creating one global ICL, strengthening innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders in order to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and continuing to offer an attractive return to our shareholders.

Operational Divisions

As of May 1, 2016, our operations are organized under two divisions: the Essential Minerals Division and the Specialty Solutions Division.

Essential Minerals Division – This division includes the ICL Potash & Magnesium and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally. The Magnesium business markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China – and produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel and China. ICL Phosphate also manufactures compound fertilizers in the Netherlands and Germany as well as phosphate-based food additives for livestock in Turkey and in Israel. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

Specialty Solutions Division – This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The division concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

 28 Israel Chemicals Limited Quarterly Report

ICL Specialty Fertilizers – ICL Specialty Fertilizers manufactures compound fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

ICL Advanced Additives – Our Advanced Additives business unit primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for different applications in a broad range of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, deicing, nutrition, pharma, specialty steel, fuel additives and rubber. That stated above is part of our strategy of increasing our production of downstream products with higher added value. This business unit purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of our Advanced Additives business unit is further comprised of processed magnesium products used for the paper industry, cleaning materials and oil additives, catalysts and stabilizers.

ICL Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit operates primary production locations in Germany and Austria, which primarily process phosphates, milk and spices. The business unit runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia which enable us to produce "customer specific" solutions that meet the requirements of the local market.

 29 Israel Chemicals Limited Quarterly Report

Consolidated Results of Operations

Results of operations for the period April – June 2016

Sales

ICL's sales in the second quarter of 2016 amounted to $1,377 million, compared with $1,196 million in the corresponding quarter last year. The increase stems mainly from the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding quarter last year, in the amount of approximately $253 million, consolidation of the joint venture in China, which led to an increase in revenues in the amount of $130 million, and the impact of the change in the currency exchange rates, in the amount of $3 million. This increase was partly offset by a decrease in the selling prices, in the amount of $119 million, mainly of potash, a decline in the quantities sold, in the amount of $46 million, mainly of potash, and sales of non-core businesses last year, in the amount of $40 million.

The following table sets forth sales by geographical regions based on the location of the customer:

4-6/2016		4-6/2015
$ millions	% of sales	$ millions	% of sales

Europe	480	35	479	40
Asia	345	25	160	14
North America	282	20	289	24
South America	152	11	183	15
Rest of the world	118	9	85	7
Total	1,377	100	1,196	100

The breakdown of sales in the second quarter of 2016 indicates an increase in sales in Asia, stemming mainly from an increase of the quantities of potash sold compared with the corresponding quarter last year, which was impacted by the strike at ICL Dead Sea, consolidation of the joint venture in China, an increase in the quantities sold and selling prices of flame retardants and elemental bromine, and an increase in the sales of phosphate salts and acids. The increase in the sales in Europe stemmed mainly from an increase in the quantities sold of acids, bromine-based products and potash, as well as due to the strike in the corresponding quarter last year which impacted the sales of the specialty minerals products at ICL Advanced Additives. This increase was partly offset by the sale of non-core businesses and a decline in the quantities and selling prices of phosphates fertilizers sold. The decrease in sales in South America stems mainly from a drop in the quantities of phosphate fertilizers sold, a decrease in the selling prices of potash phosphate fertilizers and green acid, and a decrease in the sales of ICL Advanced Additives due to the economic slowdown in Brazil. The decrease in sales in North America stemmed mainly from the sale of non-core businesses, which was offset by an increase in the sales of fire safety products, P2S5, and an increase in the quantities sold of clear brine solutions, TBBA flame retardants and potash.

Cost of sales

The cost of sales in the second quarter of 2016 amounted to $960 million compared with $860 million in the corresponding quarter last year. This increase stems mainly from consolidation of the joint venture in China, in the amount of $130 million, the impact of the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding quarter last year, in the amount of about $66 million, a provision as a result of extension of the validity of the employment agreement at ICL Dead Sea, in the amount of $14 million (out of a total of $17 million recognized during the quarter), an

 30 Israel Chemicals Limited Quarterly Report

increase the depreciation expenses, in the amount of $4 million, stemming from acceleration of the depreciation in ICL UK due to an update of the potash reserves made last year, and from an increase in other operating expenses, in the amount of $7 million. This increase was partly offset by a decline in the cost of sales as a result of a decrease in the quantities sold as stated above, in the amount of $40 million, a decrease in costs due to the sale of non-core businesses last year, in the amount of $31 million, a decrease in raw-material and energy prices, in the amount of $31 million (mainly a decline in the prices of sulfur and raw materials for production of bromine-based and phosphorous-based products, as well as a drop in energy prices, mainly in Israel, which was partially offset by the increase in energy expenses in ICL Dead Sea and ICL Rotem, due to the system-wide electricity costs, in the amount of $4 million), a decline in salary costs, in the amount of $14 million, stemming from implementation of the efficiency plans, a decline in royalties, in the amount of $3 million, as a result of the decline in the quantities sold and selling prices, and the impact of the change in the currency exchange rates, in the amount of $2 million.

Selling and marketing expenses

Selling and marketing expenses in the second quarter of 2016 amounted to $179 million, compared with $136 million in the corresponding quarter last year.

The increase stems mainly from consolidation of the joint venture in China and the impact of the strike at ICL Dead Sea and ICL Neot Hovav that took place in the corresponding quarter last year, which impacted the quantities sold. The increase was partly offset as a result of a decrease in the shipping costs.

General and administrative expenses

General and administrative expenses in the second quarter of 2016 amounted to $81 million, compared with $78 million in the corresponding quarter last year. The increase stems mainly from consolidation of the joint venture in China in the amount of $5 million, which was partially offset by cost cutting measures. The expense in the corresponding quarter last year was impacted by the strike at ICL Dead Sea and ICL Neot Hovav.

Research and development expenses

Research and development expenses in the second quarter of 2016 amounted to $19 million, compared with $17 million in the corresponding quarter last year.

Other income and other expenses, net

Other income, net, in the second quarter of 2016, amounted to $11 million. This income includes, mainly income from insurance in respect of the fire that occurred in the fertilizer production facility in Israel in the corresponding quarter last year, in the amount of $25 million. This income was partly offset by a provision for legal claims, in the amount of $14 million. In the corresponding quarter last year, the other income, net, included mainly income from the sale of non-core business activities, in the amount of $14 million, and income from a first-time consolidation, in the amount of $7 million, due to acquisition of the entire holdings in Allana Potash in June 2015, offset by an impairment loss recognized with reference to the property, plant and equipment that were damaged in the fire, as noted above, in the amount of $10 million, a provision for early retirement in ICL Neot Hovav as a result of the efficiency plan, in the amount of $6 million and a provision for a legal claim, in the amount of $3 million.

 31 Israel Chemicals Limited Quarterly Report

Financing expenses, net

The net financing expenses in the second quarter of 2016 amounted to $40 million, compared with $14 million in the corresponding quarter last year, an increase of $26 million. The increase stems mainly from an increase in the interest expenses due to an increase in the total debt, in the amount of $7 million, and an increase in the interest expenses in respect of provisions for employee benefits, in the amount of $8 million. In addition, there was an increase, in the amount of $15 million, in the expenses in respect of change in the fair value of foreign currency, energy and marine transportation hedging transactions and exchange rate differences in respect of provisions for employee benefits. On the other hand, there was an increase, in the amount of $4 million, relating to capitalization of interest costs.

Tax expenses

Tax expenses in the second quarter of 2016 amounted to $5 million, compared with tax expenses of $24 million in the corresponding quarter last year. The decrease in the tax expenses in the second quarter of 2016 stems mainly from tax income recognized as a result of the deferred tax update in some of our subsidiaries which was partly offset by tax expenses as a result of the Law for Taxation of Natural Resources in Israel and from changes in the dollar/shekel exchange rate which caused an increase in the tax rate of the Israeli subsidiaries.

 32 Israel Chemicals Limited Quarterly Report

Results of operations for the period January – June 2016

Sales

ICL's sales in the six months ended on June 30, 2016 amounted to $2,642 million, compared with $2,599 million in the corresponding period last year. This increase stems mainly from the impact of the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding period last year, in the amount of approximately $423 million and from the consolidation of the joint venture in China, which led to an increase in revenues in the amount of $195 million. This increase was partly offset by a decrease in the quantities sold, in the amount of $274 million, mainly of potash, a drop in the selling prices, in the amount of $196 million, mainly of potash, sales of non-core businesses that were divested last year, in the amount of $89 million, and the impact of the change in the currency exchange rates (mainly devaluation of the exchange rate of the pound against the dollar), in the amount of $16 million.

The following table sets forth Sales by geographical regions based on the location of the customer:

1-6/2016		1-6/2015		2015
$ millions	% of sales	$ millions	% of sales	$ millions	% of Sales

Europe	1,039	39	1,103	42	2,012	37
Asia	584	22	381	15	1,118	21
North America	549	21	612	23	1,253	23
South America	244	9	301	12	585	11
Rest of the world	226	9	202	8	437	8
Total	2,642	100	2,599	100	5,405	100

The breakdown of sales in the six months ended on June 30, 2016 indicates an increase in sales in Asia, deriving mainly due to consolidation of the joint venture in China, an increase in the quantities sold of flame retardants and elemental bromine, and an increase in the sales of phosphate salts and acids. This increase was partly offset by a decrease in the quantities sold and selling prices of potash and sale of non-core businesses. The decrease in the sales in Europe stems mainly from sale of non-core activities, a drop in the selling prices of potash and phosphate fertilizers, and a decrease in the quantities of phosphate fertilizers sold. This decrease was partly offset by an increase in the selling prices and quantities sold of bromine-based products. The decline in sales in North America stems mainly from sale of non-core businesses, a decline in the selling prices of potash, and a drop in the sales of clear brine solutions to the oil drilling industry. This decrease was partly offset by an increase in the sales of fire safety products and P2S5. The decrease in the sales in South America derives mainly from a decline in the selling prices of phosphate fertilizers and potash, a decrease in the quantities sold of phosphate fertilizers and a decline in sales of ICL Advanced Additives as a result of the economic slowdown in Brazil.

Cost of sales

The cost of sales in the six months ended on June 30, 2016 amounted to $1,859 million compared with $1,817 million in the corresponding period last year. This increase stems mainly from consolidation of the joint venture in China, in the amount of $195 million, the impact of the strike at ICL Dead Sea and ICL Neot Hovav in the corresponding period last year, in the amount of about $111 million, an increase in depreciation expenses, in the amount of $12 million, mainly as a result of acceleration of depreciation in ICL UK following the update of the potash reserves made last year and an increase in amortization of additional stripping costs in ICL Rotem as a result of increased production in the first quarter of 2016, a provision as a result of extension of the validity of the employment agreement at ICL Dead Sea, in the amount of $14 million (out of a total of

 33 Israel Chemicals Limited Quarterly Report

$17 million recognized during the period), and an increase in other operating expenses, in the amount of $16 million. This increase was partly offset by a decline in the cost of sales as a result of a decrease in the quantities sold as stated above, in the amount of $136 million, a decrease in costs due to the non-core divestitures last year, in the amount of $62 million, a decrease in raw-material and energy prices, in the amount of $59 million (mainly a decline in the prices of sulfur, and raw materials for production of bromine-based and phosphorous-based products, as well as a drop in energy prices, mainly in Israel, which was partially offset by the increase in energy expenses in ICL Dead Sea and ICL Rotem, due to the system-wide electricity costs, in the amount of $8 million), a decline in the salary costs, in the amount of $25 million, due to implementation of the efficiency plans, the impact of the change in the currency exchange rates, in the amount of $13 million (mainly devaluation of the exchange rate of the pound against the dollar), and a decline in royalties, in the amount of $11 million, as a result of the decline in the quantities sold and selling prices.

Energy costs constituted approximately 7% of ICL's total operating costs in the six months ended on June 30, 2016. Energy costs in the period of the report increased by approximately 16% compared with the corresponding period last year, despite the decline in the gas prices and electricity tariffs in Israel, mainly due to the lower quantities produced in Israel in the corresponding period last year as a result of the strike at ICL Dead Sea and ICL Neot Hovav, consolidation of the joint venture in China and payment regarding administrative services of the electricity system.

Selling and marketing expenses

Selling and marketing expenses in the six months ended on June 30, 2016 amounted to $334 million, compared with $306 million in the corresponding period last year.

The increase stems mainly from consolidation of the joint venture in China and the impact of the strike in ICL Dead Sea and ICL Neot Hovav, which took place in the corresponding period last year. This increase was partly offset by a decrease in the shipping costs.

Marine transportation expenses represent approximately 5% of ICL’s total operating costs in the six months ended on June 30, 2016 – a decrease of approximately 7% compared with the corresponding period last year. This decrease is attributable, mainly, to the decline in the shipping prices, due to the drop in the oil and fuel prices that started in the second half of 2014. The average Baltic Dry Index for the first half of 2016 was 486 points, a decrease of 22% compared with its value in the corresponding period last year.

General and administrative expenses

General and administrative expenses in the six months ended on June 30, 2016 amounted to $161 million, compared with $154 million in the corresponding period last year. The increase stems mainly from consolidation of the joint venture in China, in the amount of $11 million, which was partially offset by cost cutting measures. The expense in the corresponding period last year was impacted by the strike at ICL Dead Sea and ICL Neot Hovav.

Research and development expenses

Research and development expenses in the six months ended on June 30, 2016 amounted to $36 million, about the same as in the corresponding period last year.

 34 Israel Chemicals Limited Quarterly Report

Other income and other expenses, net

Other income, net, in the six months ended on June 30, 2016, amounted to $4 million. This income includes mainly insurance income in connection with the fire that took place in the fertilizer production facility in Israel in the corresponding period last year, in the amount of $25 million. This income was partly offset by a provision for legal claims, in the amount of $15 million, a provision for early retirement at ICL Neot Hovav in the amount of $6 million, resulting from the implementation of an efficiency plan and a loss from sale of a subsidiary in the United States, in the amount of $1 million. In the corresponding period last year, other income, net, included mainly income from the sale of non-core business activities, in the amount of $223 million, and income from the first-time consolidation, in the amount of $7 million, resulting from acquisition of the entire holdings in Allana Potash in June 2015, offset by a provision for early retirement in ICL Neot Hovav, in the amount of $42 million, as a result of implementation of the efficiency plan, an impairment in the value of assets in Germany, in the amount of $34 million, an impairment loss recognized with reference to the property, plant and equipment that were damaged in the fire, as mentioned above, in the amount of $10 million, and a provision for a legal claim, in the amount of $3 million.

Financing expenses, net

The net financing expenses in the six months ended on June 30, 2016 amounted to $68 million, compared with $30 million in the corresponding period last year, an increase of $38 million. The increase in the financing expenses stems mainly from an increase in the interest expenses, due to an increase in the total debt, in the amount of $15 million, an increase, in the amount of $22 million, in the expenses in respect of the change in the fair value of foreign currency, energy and marine transportation hedging transactions and expenses in respect of exchange rate differences relating to employee benefits, and an increase in the interest expenses relating to provisions for employee benefits, in the amount of $3 million. On the other hand, there was an increase of $2 million relating to capitalization of interest costs.

Tax expenses

Tax expenses in the six months ended on June 30, 2016 amounted to $27 million, compared with tax expenses of $105 million in the corresponding period last year. The tax rate on pre-tax income was about 14%, compared with approximately 27% in the corresponding period last year. The tax rate in the current period was lower than in the corresponding period last year mainly due to reduction of the Companies Tax rate in Israel from 26.5% to 25%, and tax income recognized as a result of the deferred taxes’ update in certain subsidiaries. This decline was partly offset by tax expenses relating to prior periods following the Belgium tax court’s decision and tax expenses deriving from the Law for Taxation of Natural Resources in Israel.

 35 Israel Chemicals Limited Quarterly Report

Financial Figures and Non-GAAP Financial Measures

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,377	-	1,196	-	2,642	-	2,599	-	5,405	-
Gross profit	417	30	336	28	783	30	782	30	1,803	33
Operating income	149	11	107	9	256	10	422	16	765	14
Adjusted operating income	163	12	244	-	278	11	519	-	994	-
Net income attributable to the shareholders of the Company	120	9	75	6	186	7	292	11	509	9
Adjusted net income attributable to the shareholders of the Company	132	10	171	-	217	8	364	-	699	-
Adjusted EBITDA (1)	278	20	337	-	501	19	691	-	1,361	-
Cash flows from current operations	238	-	325	-	460	-	391	-	573	-

(1) See “Adjusted EBITDA for the periods of activity" below

Adjustments to reported operating and net income

4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	149	107	256	422	765
Impact of employee strike (1)	-	149	-	248	248
Capital loss (gain) from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	-	(14)	1	(223)	(208)
Impairment of assets	-	-	-	34	90
Provision for early retirement and dismissal of employees	-	6	6	42	48
Income from consolidation of previous equity method investee	-	(7)	-	(7)	(7)
Provision in respect of prior periods resulting from an arbitration decision	-	-	-	-	10
Retroactive electricity charges	-	-	-	-	20
Provision for legal claims	14	3	15	3	8
Provision for historical waste removal	-	-	-	-	20
Total adjustments to operating income	14	137	22	97	229
Total adjusted operating income	163	244	278	519	994
Total tax impact on the above adjustments and deferred tax adjustments (2)	2	41	(9)	25	39
Total net income attributable to the shareholders of the Company	120	75	186	292	509
Total adjusted net income attributable to the shareholders of the Company	132	171	217	364	699

(1)	Strike impact on 2015 sales quantities were not recovered in the first half of 2016 due to the weak market conditions.

(2)	Non-recurring tax adjustments at DSM in 2015 and at ICL Belgium in 2016. See Note 8(5) of the condensed consolidated financial statements included in this report.

 36 Israel Chemicals Limited Quarterly Report

The following tables reconcile operating income, which is an IFRS-based measure, to adjusted operating income for the three and six-month periods ended June 30, 2016 for each of our operating divisions:

For the three-month period ended June 30, 2016
Essential Minerals Division	Specialty Solutions Division	Other activities and eliminations	Consolidated
$ millions

Operating income	77*	161*	(89)	149
Provision for legal claims	13	1	-	14
Total adjustments to operating income	13	1	-	14
Total adjusted operating income	90*	162*	(89)	163

* Not including general and administrative expenses.

For the six-month period ended June 30, 2016
Essential Minerals Division	Specialty Solutions Division	Other activities and eliminations	Consolidated
$ millions

Operating income	149*	283*	(176)	256
Capital gain from divestitures of non-core businesses	-	-	1	1
Provision for early retirement	-	6	-	6
Provision for legal claims	14	1	-	15
Total adjustments to operating income	14	7	1	22
Total adjusted operating income	163*	290*	(175)	278

* Not including general and administrative expenses.

We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation tables above. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table above, excluding the total tax impact of such adjustments. You should not view adjusted operating income or adjusted net income as a substitute for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income may differ from those used by other companies.

Nonetheless, we believe adjusted operating income and adjusted net income provide useful information to both management and investors. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they provide transparency of key measures used to evaluate our performance.

 37 Israel Chemicals Limited Quarterly Report

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	120	75	186	292	509
Depreciation and amortization	99	87	198	167	353
Financing expenses, net	40	14	68	30	108
Taxes on income	5	24	27	105	162
Adjustments *	14	137	22	97	229
Total adjusted EBITDA	278	337	501	691	1,361

* See "Adjustments to reported operating and net income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company’s shareholders. We use Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company’s shareholders to facilitate operating performance from period to period. Adjusted EBITDA is defined as the net income to the Company shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus certain items as presented in the reconciliation table which were adjusted for the operating income and net income attributable to the Company’s shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report by the Company, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

 38 Israel Chemicals Limited Quarterly Report

Essential Minerals Division

This division includes ICL Potash & Magnesium and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

Business environment overview

The second quarter of 2016 was characterized by a challenging environment for the global commodities market and the slow recovery of the Gross Domestic Product (GDP) of developed countries.

The recovery in the prices of crop commodities during most of the quarter was short lived and the prices of most agricultural crops turned down towards the end of the quarter, mainly as a result of the U.S. Department of Agriculture's (USDA) planting report predicting a substantial increase in corn and soybean planted areas.

Based on data of the USDA published on July 10, 2016, the stock to use for grains ratio is expected to be approximately 24.0% for the 2016/2017 agricultural year, a minor decrease from a level of 24.37% in the 2015/2016 agricultural year.

A.	Potash & Magnesium

Significant highlights and business environment

•	The potash market operated in a "suspended mode" during the second quarter of 2016 owing to non-renewal of contracts with Chinese and Indian importers.

•	A contract between Belarusian Potash company (BPC) and Indian customers was signed only at the end of June 2016, at a price of $227 per tonne. Based on the said contract, stronger monsoon forecasts and a reduced Maximum Retail Price (MRP), it is projected that India’s potash consumption will increase significantly compared with the first half of the year.

•	A contract between BPC and Chinese importers was signed in mid-July 2016, at a price of $219 per tonne.

•	In Brazil, demand is continuing to recover, mainly due to an increase in soybean prices.

The potash market operated in a "suspended mode" during the second quarter of 2016 owing to non-renewal of contracts in China and India. Signing of the contract with the Chinese importers was delayed until the middle of July 2016. China took advantage of the large inventories accumulated at its ports, as a result of massive, record-high potash imports (9.4 million tonnes) in 2015. According to customs data, China imported about 3.38 million tonnes of potash during the first six months of 2016 – 11% less than in the corresponding period last year. A significant part of these volumes is attributable to cross-border imports from Russia and delivery in 2016 of the balance of the quantities under the 2015 contracts. On July 14, 2016, BPC and a consortium of Chinese buyers signed the MOP contract for 2016 at a price of $219 per tonne CFR. On July 26, 2016, ICL announced that it has signed contracts to supply 700 thousand tonnes of potash to its

 39 Israel Chemicals Limited Quarterly Report

customers in China at a price which is in-line with the recent contract prices for delivery during 2016. The contracts also include options for additional quantities.

Potash imports into India during the first half of 2016 amounted to approximately 875 thousand tonnes, a decrease of approximately 33% compared to the corresponding period last year. The slowdown stems from the high inventory levels at the beginning of the year, as a result of low demand in 2015, and the delay in signing of contracts for the 2016/17 fiscal year.

At the end of June 2016, BPC signed a contract to supply 700 thousand tonnes to India Potash Limited (IPL) for the 12-month period from July 1, 2016 through June 30, 2017, at a price of $227 per tonne (CFR) with 180 days' credit – a drop of $105 per tonne compared with last year’s contract. This was the first time since 2009 that India signed before China.

During July 2016, ICL signed a contract with a customer in India for the 12-month period from July 1, 2016 through June 30, 2017. The Company is continuing to negotiate with other customers in India. Based on the signed contracts, higher monsoon forecasts and a reduced MRP, it is projected that India’s potash consumption in the second half of 2016 will increase significantly over the first half of the year.

Demand recovery is continuing in Brazil. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first six months of 2016 amounted to approximately 3.9 million tonnes – an increase of approximately 5.3% compared to the corresponding period last year. The increase is attributable mainly to higher soybean prices.

According to a report issued by the International Fertilizers Association (IFA) in June 2016, moderate potash demand growth is projected over the five-year period 2015 through 2020. Global demand for potassium for all uses should reach 43 million tonnes of K2O in 2020 – an increase at the annual rate of 2.1% compared with 2015.

The capacity/demand balance is expected to shift towards a growing surplus in the long run. Between 2015 and 2020, global potash capacity is expected to grow by 17% while demand is projected to rise by 11%.

Given the current market conditions, the Company has decided to accelerate the transition from extracting and producing potash to producing Polysulphate® at its ICL UK mine. These steps are expected to reduce potash production year on year thus freeing-up production capacity to the benefit of Polysulphate®. The Company is currently reviewing and evaluating the economic and operational implications these changes including the potential impact on workforce numbers.

Metal magnesium – global demand for magnesium continues to be impacted by the slowdown in the rate of growth in China, Brazil and Europe as well as excess production capacity in China.

In the United States, the overall demand is being hampered by a slowdown in some key mature sectors of magnesium users. The primary aluminum industry continues to suffer from low aluminum prices, which has forced several US customers to announce shutdowns.

Chinese pure magnesium is trading in the range of $2,100-$2,200 per ton (FOB Chinese port). The re-entry of Russian pure magnesium in the US market is creating additional price pressure.

 40 Israel Chemicals Limited Quarterly Report

Chinese price indicators have fallen by approximately $100 per ton after having risen by approximately $200 per ton in April 2016.

B.	Phosphate

Significant highlights and business environment

•	During the second quarter of 2016, prices of phosphate fertilizers continued their downward trend, which started at the end of last year.

•	The low DAP/MAP prices offered by major producers reversed the Chinese export rally seen during 2014/15. However, a small recovery of the demand in India and Brazil is providing hope for the near term future.

The main issue affecting the phosphate market in the second quarter of 2016 was the lack of an agreed phosphoric acid price between Indian buyers and their main supplier, OCP. The decrease in DAP prices eroded the profit margins of non-integrated producers to the point where purchasing phosphoric acid at the price OCP was expecting is not feasible. On July 12, 2016, it was reported that OCP has closed phosphoric acid contracts with its Indian partners for shipment during Q2-Q4 2016 at a reported price of $605 per tonne.

The low DAP/MAP prices offered by major producers such as OCP, Ma’aden and Russian PhosAgro, have reversed the Chinese export rally seen in 2014 and 2015. DAP exports from China increased by 52% and 42% in 2014 and 2015, respectively. Low prices have eroded the margins of the Chinese producers, and exports of DAP for the first six months of 2016 were 31% lower than in the same period last year. As a result, Chinese phosphate producers are believed to be running at an average utilization rate of 50-60%.

High inventories in India resulted in a slow start in the second quarter of 2016. However, expectations for favorable monsoon rains and a reduced MRP of DAP acted to boost demand and India is placing large orders.

Brazil is another market where producers sell their production. After a slow start at the beginning of the year, demand recovered in the second quarter of 2016 and the combined imports of MAP, DAP, TSP and SSP during January through May increased by 6.5% over the corresponding period last year.

In the second quarter of 2016, Europe and the US were virtually in an off-season mode. In the US, an increase in planted areas of corn and soybeans is presumed to have depleted inventories through the supply chain, and producers and retailers are anticipating healthy summer-fill volumes.

Prices of phosphate fertilizers have continued their downward trend that started at the end of last year. On average, DAP/MAP prices, FOB Morocco, were down by 29% in the second quarter of 2016 compared to the same period in 2015. TSP CFR Brazil prices were down by 24% and SSP CPT

 41 Israel Chemicals Limited Quarterly Report

Brazil inland prices were down by 32% compared to the corresponding quarter. The decline is attributable to a weakening of the global demand as well as to increased supply capabilities of global producers.

Weaker domestic phosphate demand in China and lower prices also affected the results of the JV in China (YPH), which recorded negative operating income in the second quarter of 2016. ICL has accelerated its efficiency plan for the JV in China including through reductions in labor and G&A expenses. The gradual transformation into specialty products will also support our ability to improve the business performance in light of the weakness in the commodity phosphate market in China.

 42 Israel Chemicals Limited Quarterly Report

Results of Operations - Essential Minerals Division

Sales

4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions

Potash & Magnesium	299	254	572	651	1,515
Sales to external customers	263	224	504	593	1,384
Sales to internal customers	36	30	68	58	131
Phosphate	319	249	618	517	1,064
Sales to external customers	262	200	511	420	864
Sales to internal customers	57	49	107	97	200
Setoffs	(21)	(23)	(37)	(40)	(79)
Total division sales	597	480	1,153	1,128	2,500

Operating income

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*
Operating income **	77	13	65	14	149	13	205	18	576	23
Adjusted operating income **	90	15	176	37	163	14	403	36	821	33

* Percentage of the division's total sales.

** Not including General and Administrative expenses.

Potash – Production and Sales

Thousands of Tonnes	4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015

Production	1,363	583	2,711	1,417	4,195
Sales to external customers	1,010	648	1,893	1,693	4,181
Sales to internal customers	114	71	148	167	375
Total sales (including internal sales)	1,124	719	2,041	1,860	4,556
Closing inventory	1,222	471	1,222	471	552

 43 Israel Chemicals Limited Quarterly Report

Phosphate – Production and Sales

Thousands of Tonnes	4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015
Phosphate rock
Production of rock	1,553	1,003	2,894	1,933	4,417
Sales *	195	247	558	546	1,635
Phosphate rock used for internal purposes	1,116	634	1,867	1,334	2,767
Fertilizers
Production	586	432	1,158	821	1,639
Sales *	713	467	1,218	885	1,566

* To external customers.

Results of operations for the period April - June 2016

A. Potash & Magnesium

Sales

Sales of ICL Potash & Magnesium in the second quarter of 2016 were $299 million compared to $254 million in the corresponding quarter last year. This increase stems mainly from the impact of the strike at ICL Dead Sea in the corresponding quarter last year, in the amount of $194 million. This increase was partially offset by a decrease in the selling prices, in the amount of $83 million, a decrease in the quantities sold, in the amount of $65 million, and the impact of the currency exchange rates, in the amount of $1 million.

Production and Sales

The quantity of potash sold to external customers in the second quarter of 2016, was 362 thousand tonnes higher than the corresponding quarter last year, mainly due to the strike that took place in the second quarter of 2015 in ICL Dead Sea. In addition, production of potash in the second quarter of 2016 was 780 thousand tonnes higher than in the corresponding quarter last year, due to the strike at ICL Dead Sea, expansion of the processing capabilities at ICL Dead Sea (“Stage 11”) and an increase in the production quantities at ICL UK and ICL Iberia.

B. Phosphates

Sales

Sales of ICL Phosphate in the second quarter of 2016 were $319 million compared to $249 million in the corresponding quarter last year. This increase in sales is attributable to the consolidation of the joint venture in China, in the amount of $126 million, and the impact of the change in the currency exchange rates, in the amount of $2 million. On the other hand, this increase was partly offset by a decrease in the selling prices, in the amount of $32 million, and a decrease in the quantities sold (excluding of the contribution of the joint venture in China), in the amount of $26 million.

 44 Israel Chemicals Limited Quarterly Report

Production and Sales

The quantity of the fertilizers sold in the second quarter of 2016 was 246 thousand tonnes higher than in the corresponding quarter last year. The increase stems mainly from the consolidation of the joint venture in China. This increase was partly offset by a decrease in the quantities sold to South America and Europe.

In the second quarter of 2016, manufacture of phosphate fertilizers and the production of phosphate rock was higher by 154 thousand tonnes and 550 thousand tonnes, respectively, than in the corresponding quarter last year, due to the consolidation of the joint venture in China.

Essential Minerals Division

Operating Income

The operating income in the second quarter of 2016 attributable to the Essential Minerals Division (not including General and Administrative expenses) amounted to $77 million, compared with operating income of $65 million in the corresponding quarter last year. The adjusted operating income in the second quarter of 2016 (not including General and Administrative expenses) amounted to $90 million, after eliminating a provision for a legal claim, in the amount of $13 million. The adjusted operating income in the second quarter of 2015 amounted to $176 million, after eliminating the impact of the strike at ICL Dead Sea, in the amount of $108 million, and a provision for a legal claim, in the amount of $3 million.

The decrease in adjusted operating income in the second quarter of 2016, in the amount of $86 million, stems mainly from a decrease in the selling prices, in the amount of $115 million, a decline in the quantities sold, in the amount of $90 million, an operating loss (not including General and Administrative expenses) resulting from consolidation of the joint venture in China, in the amount of $15 million, a provision as a result of extension of the validity of the employment agreement at ICL Dead Sea, in the amount of $13 million, and an increase in depreciation expenses, in the amount of $4 million, stemming mainly from acceleration of the deprecation of the facilities of ICL UK due to update of the potash reserves last year. This decrease was partially offset by a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of $53 million, income from insurance in respect of the fire in the fertilizer production facility in Israel, in the amount of $25 million, a decrease in the shipping costs, in the amount of $15 million, mainly as a result of a decline in the quantities sold, a decrease in the energy and the raw-material prices, in the amount of $14 million, mainly as a result of a decline in the sulfur prices, a drop in the salary costs, in the amount of $9 million, due to implementation of efficiency plans, a decline in the royalties expenses, in the amount of $6 million, due to a drop in the quantities sold and the selling prices, and a decrease in other operating expenses, in the amount of $19 million due to, among other reasons, reduction of the potash operations in ICL UK and postponement of maintenance work in ICL Iberia. In the corresponding quarter last year, an impairment loss was recognized with reference to the property, plant and equipment that was damaged in the fire that occurred in the second quarter of 2015, as stated above, in the amount of $10 million.

 45 Israel Chemicals Limited Quarterly Report

Results of operations for the period January - June 2016

A. Potash & Magnesium

Sales

Sales of ICL Potash & Magnesium in the six months ended on June 30, 2016 were $572 million compared to $651 million in the corresponding period last year. This decrease stemmed mainly from a decrease in the quantities sold, in the amount of $255 million, a decrease in the selling prices, in the amount of $145 million, and the impact of the change in currency exchange rates in the amount of $9 million, mainly due to the devaluation of the exchange rate of the pound against the dollar. This decrease was partially offset by the impact of the strike at ICL Dead Sea in the corresponding period last year, in the amount of approximately $330 million.

Production and Sales

The quantity of potash sold to external customers in the six months ended on June 30, 2016, was 200 thousand tonnes higher than the corresponding period last year, mainly due to the strike that took place in the corresponding period last year in ICL Dead Sea. In addition, production of potash in the six months ended on June 30, 2016 was 1,294 thousand tonnes higher than in the corresponding period last year, due to the strike at ICL Dead Sea, expansion of the processing capabilities at ICL Dead Sea (“Stage 11”) and an increase in the production quantities at ICL UK and ICL Iberia.

B. Phosphates

Sales

Sales of ICL Phosphate in the six months ended on June 30, 2016 were $618 million compared to $517 million in the corresponding period last year. The increase in sales is attributable to the consolidation of the joint venture in China, in the amount of $188 million. On the other hand, this increase was partly offset by a decrease in the selling prices, in the amount of $52 million, a decrease in the quantities sold (excluding of the contribution of the joint venture in China), in the amount of $34 million, and as a result of changes in the currency exchange rates, in the amount of $1 million.

Production and Sales

The quantity of the fertilizers sold in the six months ended on June 30, 2016 was 333 thousand tons higher than in the corresponding period last year, mainly due to consolidation of the joint venture in China. This increase was partly offset by a decrease in the quantities sold to Brazil and Europe.

In the six months ended on June 30, 2016, manufacture of phosphate fertilizers and the production of phosphate rock was higher by 337 thousand tonnes and 961 thousand tonnes, respectively, than in the corresponding period last year, due to the consolidation of the joint venture in China.

 46 Israel Chemicals Limited Quarterly Report

Essential Minerals Division

Operating Income

The operating income in the six months ended on June 30, 2016 attributable to the Essential Minerals Division (not including General and Administrative expenses) amounted to $149 million, compared with operating income of $205 million in the corresponding period last year. The adjusted operating income in the six months ended on June 30, 2016, (not including General and Administrative expenses) amounted to $163 million, after eliminating legal claims, in the amount of $14 million. The adjusted operating income in the corresponding period last year amounted to $403 million, after eliminating the impact of the strike at ICL Dead Sea in the amount of $195 million, and a provision for a legal claim, in the amount of $3 million.

The decrease in adjusted operating income in the six months ended on June 30, 2016, in the amount of $240 million, stems mainly from a decrease in quantities sold, in the amount of $287 million, a decrease in the selling prices, in the amount of $197 million, an operating loss (not including General and Administrative expenses) resulting from consolidation of the joint venture in China, in the amount of $24 million, a provision as a result of extension of the validity of the employment agreement in ICL Dead Sea, in the amount of $13 million, an increase in depreciation expenses, in the amount of $12 million, stemming from acceleration of the deprecation of the facilities of ICL UK due to update of the potash reserves last year, along with an increase of the amortization of the stripping costs in ICL Rotem as a result of increased production in the first quarter of 2016, and the impact of the change in the currency exchange rates, in the amount of $2 million. This decrease was partially offset by a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of $136 million, a decrease in the shipping costs, in the amount of $46 million, mainly as a result of a decline in the quantities sold, a decrease in the energy and raw-material prices, in the amount of $25 million, mainly as a result of a decline in the sulfur prices, income from insurance in respect of the fire in the fertilizer production facility in Israel, in the amount of $25 million, a drop in the salary costs, in the amount of $15 million, mostly due to implementation of efficiency plans, a decline in the royalties expenses, in the amount of $13 million, due to a drop in the quantities sold and the selling prices and a decrease in other operating expenses, in the amount of $25 million, due to, among other reasons, reduction of the potash operations in ICL UK, postponement of maintenance work in ICL Iberia and reduction of maintenance costs in ICL Rotem. In the corresponding period last year, an impairment loss was recognized with reference to the property, plant and equipment that was damaged in the fire that occurred in the second quarter of 2015, as stated above, in the amount of $10 million.

 47 Israel Chemicals Limited Quarterly Report

Potash – Stand-Alone Activities - Key Figures

Millions of Dollars	4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015

Average potash selling price - FOB (in $)	221	292	225	294	280
Sales to external customers	242	202	463	544	1,292
Sales to internal customers *	43	36	83	71	157
Operating income **	52	41	102	148	455
Provision for legal claims	13	3	14	3	6
Impact of employee strike	-	100	-	185	185
Provision for early retirement and dismissal of employees	-	-	-	-	6
Provision in respect of prior periods resulting from an arbitration decision	-	-	-	-	10
Retroactive electricity charges	-	-	-	-	14
Total adjustments to operating income	13	103	14	188	221
Total adjusted operating income **	65	144	116	336	676

* Sales to other business units at ICL including the Magnesium business.

** Excluding General and Administrative expenses.

Results of operations - Potash

Sales

Sales of potash in the second quarter of 2016 were $285 million compared to $238 million in the corresponding quarter last year. The increase stems from the impact of the strike at ICL Dead Sea in the corresponding quarter last year, in the amount of $179 million. This increase was partially offset by a decrease in the selling prices, in the amount of $79 million, a decrease in the quantities sold, in the amount of $51 million, and the impact of the change in the currency exchange rates, in the amount of $2 million.

Sales of potash in the six months ended on June 30, 2016 were $546 million compared to $615 million in the corresponding period last year. The decrease stemmed from a decrease in the quantities sold, in the amount of $234 million, a decrease in the selling prices, in the amount of $141 million, and the impact of the change in currency exchange rates in the amount of $9 million, mainly due to the devaluation of the exchange rate of the pound against the dollar. This decrease was partially offset by the impact of the strike at ICL Dead Sea in the corresponding period last year, in the amount of approximately $315 million.

 48 Israel Chemicals Limited Quarterly Report

Operating Income

The operating income in the second quarter of 2016 attributable to potash (after eliminating General and Administrative expenses) amounted to $52 million, compared with operating income of $41 million in the corresponding quarter last year. The adjusted operating income in the second quarter of 2016 (not including General and Administrative expenses) amounted to $65 million, excluding a provision for a legal claim of $13 million. The adjusted operating income in the second quarter of 2015 amounted to $144 million, excluding the impact of the strike at ICL Dead Sea, in the amount of $100 million, and a provision for a legal claim, in the amount of $3 million.

The decrease in adjusted operating income in the second quarter of 2016, in the amount of $79 million, stems mainly from a decrease in the selling prices, in the amount of $79 million, a decrease in the quantities sold, in the amount of $51 million, a provision as a result of extension of the validity of the employment agreement in ICL Dead Sea, in the amount of $13 million, and an increase in the depreciation expenses, in the amount of $4 million, stemming mainly from acceleration of the deprecation of the facilities of ICL UK due to update of the potash reserves last year. This decrease was partially offset by a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of $28 million, a decrease in the shipping costs, in the amount of $16 million, mainly as a result of a decline in the quantities sold, a drop in the salary costs, in the amount of $9 million, due to implementation of efficiency plans, a decrease in the other operating expenses, in the amount of $8 million and a decline in the royalties expenses, in the amount of $7 million, due to a drop in the quantities sold and the selling prices.

The operating income in the six months ended on June 30, 2016 attributable to potash (after eliminating the General and Administrative expenses) amounted to $102 million, compared with operating income of $148 million in the corresponding period last year. The adjusted operating income in the six months ended on June 30, 2016, (not including General and Administrative expenses) amounted to $116 million excluding a provision for legal claims, in the amount of $14 million. The adjusted operating income in the corresponding period last year amounted to $336 million, excluding the impact of the strike at ICL Dead Sea, in the amount of $185 million, and a provision for a legal claim, in the amount of $3 million.

The decrease in adjusted operating income in the six months ended on June 30, 2016, in the amount of $220 million, stemmed mainly from a decrease in quantities sold, in the amount of $234 million, a decrease in the selling prices, in the amount of 141 million, a provision as a result of extension of the validity of the employment agreement in ICL Dead Sea, in the amount of $13 million, an increase in depreciation expenses, in the amount of $8 million, stemming mainly from acceleration of the deprecation of the facilities of ICL UK due to the update of the potash reserves last year, and the impact of the change in the currency exchange rates, in the amount of $1 million. This decrease was partially offset by a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of $102 million, a decrease in the shipping costs, in the total amount of $44 million, mainly as a result of a decline in the quantities sold, a decline in the royalties expenses, in the amount of $15 million, due to a drop in the quantities sold and the selling prices, a decrease in the salary costs, in the amount of $15 million, mostly due to implementation of efficiency plans, and a decline in other operating expenses, in the amount of $1 million.

 49 Israel Chemicals Limited Quarterly Report

Specialty Solutions Division

This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The division concentrates on achieving growth through a highly tailored customer focus, product innovation and commercial excellence.

A. Industrial Products

Significant highlights and business environment

•	Elemental bromine prices in China continued to increase during April and May 2016. During June 2016, the prices decreased as a result of the seasonal increase in the Chinese production. During July 2016, prices increased and are now approximately 30% higher than their level in Q3 2014 when price increases were initially announced. ICL is maintaining selling prices. In addition, elemental bromine prices are increasing globally, as well as bromine derivatives prices, depending on their bromine content. Price increases are expected to further contribute to the results in the second half of 2016 compared to the second half of 2015.

•	Significant growth in the sales of FR122P (our new polymeric flame retardant used in insulation materials in the construction sector) as the European and Japanese markets have phased out HBCD. In addition, there is a growing interest for this product in Asia Pacific and North America and prices are increasing steadily. Long-term agreements were signed with several strategic customers and other supply agreements are presently being negotiated.

•	Despite lower oil and gas prices, sales of clear brine fluids increased in the second quarter of 2016 compared to Q2 2015. The increase in sales is mainly due to sales in Asia and South America.

•	Contribution of efficiency measures is expected to continue throughout 2016 and thereafter, as the efficiency plan continues to be implemented globally.

•	Strong FR-245 sales due to high demand in the television and audio markets.

•	Consistent with the Company’s strategy to focus on our core markets of Agriculture, Food and Engineered Materials, the sale of Clearon, our chlorine based biocides business, was finalized.

Second quarter demand for flame retardants in the market for printed circuit boards and in the automotive market was stable compared to the second quarter of 2015. Demand for bromine in the Butyl rubber industry was also stable. Demand for Merquel increased due to the continuing implementation of the Mercury Emission Control Regulations in the U.S.

Sales of phosphorous-based flame retardants were unfavorably impacted by increased competition from Chinese manufacturers, which resulted in lower volumes and price pressure.

 50 Israel Chemicals Limited Quarterly Report

B. Specialty Fertilizers

Significant highlights and business environment

•	ICL Specialty Fertilizers was able to maintain the previous year's results, despite lower sales prices due to correlated raw-material prices and lower demand in Asia Pacific stemming from lower crop prices. The commodity headwinds and the decline in prices were offset by geographical expansion as well as a positive contribution from consolidation of the joint venture in China, all of which contributed to an increase in the quantities sold.

Specialty Fertilizers markets were negatively impacted by signs of maturity and increased plant protection regulation in Europe, partially offset by the recovery in the housing markets in the US and Europe, which contributed to demand for ornamental horticulture, and by increased demand for enhanced efficiency fertilizers in the US.

C. Advanced Additives

Significant highlights and business environment

•	Acquisition of the YPH joint venture in China contributed approximately 4% to the revenues of the Advanced Additives unit compared to Q2 2015.

Our Advanced Additives business unit is comprised of six sub-business units, namely: Industrial Specialties; Acids; Fire Safety; Oil Additives (P2S5); Elemental Phosphorus and Specialty Minerals.

Advanced Additives performance was favorably impacted by several factors: increased demand for P2S5 following destocking in previous periods, higher demand for fire safety products due to a large number of fires in Canada, the contribution of the YPH JV in China to our Industrial Specialties and Acids business lines, improved performance of our distribution partners in Europe, strong demand for coating products and new customers for our magnesium-based products.

This contribution was only partially offset by competitive markets in the EU due to the ban on the use of phosphate based products in automated dishwashers (ADW), the weakness in the Brazilian economy and low oil prices which negatively affected sales to oil drilling companies.

D. Food Specialties

Significant highlights and business environment

•	The volume of sales of dairy proteins improved significantly due to utilization of increased capacities.

•	Sales to emerging markets are showing steady growth compared to the second quarter and the first six months of 2015.

•	The sales of new products specially tailored to customer needs, grew significantly in the Food Specialties Business Unit.

 51 Israel Chemicals Limited Quarterly Report

ICL Food Specialties performance is favorably impacted by growing demand for protein-enriched, unprocessed (“clean label”) and non-allergenic (“free-from”) food as well as increased manufacturing capacity in North America, South America and Europe, somewhat offset by the extension of the cross sanctions between the West and Russia through the end of January 2017, by competition for euro-denominated exports to Poland and the UK due to the weakness of the local currencies and an increasingly competitive environment in North America.

Results of Operations – Specialty Solutions Division

Sales

4-6/2016	4-6/2015	1-6/2016	1-6/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions

Industrial Products	254	185	481	405	871
Sales to external customers	252	185	476	403	859
Sales to internal customers	2	-	5	2	12
Specialty Fertilizers	188	188	374	380	680
Sales to external customers	184	184	364	370	656
Sales to internal customers	4	4	10	10	24
Advanced Additives	247	225	454	442	945
Sales to external customers	234	202	422	395	858
Sales to internal customers	13	23	32	47	87
Food Specialties	174	148	336	301	613
Sales to external customers	170	147	329	296	602
Sales to internal customers	4	1	7	5	11
Setoffs	(21)	(28)	(48)	(57)	(112)
Total division sales	842	718	1,597	1,471	2,997

Operating income

	4-6/2016		4-6/2015		1-6/2016		1-6/2015		2015
	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*
Operating income **	161	19	90	13	283	18	168	11	357	12
Adjusted operating income **	162	19	137	19	290	18	263	18	514	17

* Percentage of the division's total sales.

** Not including General and Administrative expenses.

 52 Israel Chemicals Limited Quarterly Report

Results of operations for the period April – June 2016

Sales

A. Industrial Products

Sales of ICL Industrial Products in the second quarter of 2016 were $254 million compared to $185 million in the corresponding quarter last year. This increase stems from the impact of the strike at ICL Neot Hovav and ICL Dead Sea in the second quarter of 2015, in the amount of approximately $49 million, an increase in the quantities sold, mainly of elemental bromine and bromine-based flame retardants, in the amount of $18 million, an increase in selling prices, mainly of bromine-based products, in the amount of $1 million (the contribution of bromine-based products amounted to $5 million, which was offset by a decline in the selling prices of phosphorous-based flame retardants) and the impact of the changes in the currency exchange rates, in the amount of $1 million.

B. Specialty Fertilizers

The total sales in the second quarter of 2016 amounted to $188 million – about the same as in the corresponding quarter last year. The total sales in the second quarter of 2016 were impacted by the consolidation of the joint venture in China, in the amount of $5 million, and an increase in the quantities sold, in the amount of $1 million. This increase was fully offset by a decrease in the selling prices.

C. Advanced Additives

The total sales in the second quarter of 2016 amounted to $247 million – an increase of $22 million compared with the corresponding quarter last year. This increase stems from the impact of the strike at ICL Neot Hovav and ICL Dead Sea in the corresponding quarter last year, in the amount of approximately $16 million, consolidation of the joint venture in China, in the amount of $10 million and an increase in the quantities sold, in the amount of $4 million. On the other hand, there was a decrease in the selling prices, in the amount of $8 million.

D. Food Specialties

The total sales in the second quarter of 2016 amounted to $174 million – an increase of $26 million compared with the corresponding quarter last year. This increase stems from an increase in the quantities sold, in the amount of $24 million and an increase in the selling prices, in the amount of $2 million.

 53 Israel Chemicals Limited Quarterly Report

Specialty Solutions Division

Operating Income

The operating income in the second quarter of 2016 attributable to the Specialty Solutions Division (not including General and Administrative expenses) amounted to $161 million, compared with an operating income of $90 million in the corresponding quarter last year. The adjusted operating income in the second quarter of 2016, amounted to $162 million, after eliminating a provision for legal claims, in the amount of $1 million, compared with adjusted operating income in the corresponding quarter last year of $137 million, which excludes the impact of the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of about $41 million, and a provision for early retirement, in the amount of $6 million.

The increase in the adjusted operating income of $25 million stems primarily from an increase in the quantities sold, including consolidation of the joint venture in China, in the amount of $69 million, a decline in the prices of energy and raw materials (mainly materials used in the manufacture of bromine-based and phosphorous-based products, and white phosphoric acid (WPA)), in the amount of $24 million, a decrease in salary costs, in the amount of $5 million, as a result of implementation of the efficiency plan in ICL Industrial Products and the change in currency exchange rates, in the amount of $2 million. On the other hand, this increase was partly offset by an increase in the cost of sales, in the amount of $46 million, as a result of an increase in the quantities sold, as noted above, a decline in the selling prices, in the amount of $11 million in ICL Advanced Additives and ICL Specialty Fertilizers, an increase in the royalties, selling commissions and shipping expenses, in the amount of $9 million, due to the increase in the quantities sold, a provision as a result of extension of the validity of the employment agreement at ICL Dead Sea, in the amount of $3 million, and an increase in the other operating expenses, in the amount of $6 million.

 54 Israel Chemicals Limited Quarterly Report

Results of operations for the period January – June 2016

Sales

A. Industrial Products

Sales of the ICL Industrial Products business unit in the six months ended on June 30 2016 were $481 million compared to $405 million in the corresponding period last year. This increase stems from the impact of the strike at ICL Neot Hovav and ICL Dead Sea in the corresponding period last year, in the amount of approximately $66 million, an increase in selling prices, mainly of bromine-based products, in the amount of $6 million (the contribution of bromine-based products amounted to $11 million, which was offset by a decrease in the prices of phosphorous-based flame retardants) and an increase in the quantities sold of bromine-based flame retardants, in the amount of $4 million.

B. Specialty Fertilizers

The total sales in the six months ended on June 30, 2016 amounted to $374 million – a decrease of $6 million compared with the corresponding period last year. This decrease is mainly attributable to the decline in the selling prices, in the amount of $10 million, the impact of the changes in currency exchange rates, in the amount of $2 million, and a decline in the quantities sold, in the amount of $1 million. On the other hand, this decrease was partly offset by the consolidation of the joint venture in China, in the amount of $7 million.

C. Advanced Additives

The total sales in the six months ended on June 30, 2016 amounted to $454 million – an increase of $12 million compared with the corresponding period last year. This increase stems from the impact of the strike at ICL Neot Hovav and ICL Dead Sea in the corresponding period last year, in the amount of approximately $26 million and an increase in the total sales, which derived from consolidation of the joint venture in China, in the amount of $16 million. This increase was partially offset by a decline in the quantities sold, in the amount of $16 million, a decline in the selling prices, in the amount of $12 million, and the impact of the changes in currency exchange rates, in the amount of $2 million.

D. Food Specialties

The total sales in the six months ended on June 30, 2016 amounted to $336 million – an increase of $35 million compared with the corresponding period last year. This increase is mainly attributable to the increase in the quantities sold, in the amount of $33 million, and an increase in the selling prices, in the amount of $6 million. On the other hand, there was a decrease stemming from the impact of the changes in currency exchange rates, in the amount of $4 million.

 55 Israel Chemicals Limited Quarterly Report

Specialty Solutions Division

Operating Income

The operating income in the six months ended on June 30, 2016 attributable to the Specialty Solutions Division (not including General and Administrative expenses) amounted to $283 million, compared with operating income of $168 million in the corresponding period last year. The adjusted operating income in the six months ended on June 30, 2016, (not including General and Administrative expenses) amounted to $290 million, after eliminating a provision for a legal claim, in the amount of $1 million, and a provision for early retirement, in the amount of $6 million, compared with adjusted operating income in the corresponding period last year of $263 million, which excludes the impact of the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of about $53 million and a provision for early retirement, in the amount of $42 million.

The increase in the adjusted operating income of $27 million stems primarily from an increase in the quantities sold, including consolidation of the joint venture in China, in the amount of $51 million, a decline in the prices of energy and raw materials (mainly materials used in the manufacture of bromine-based and phosphorous-based products and white phosphoric acid (WPA)), in the amount of $47 million, a decrease in salary costs, in the amount of $10 million, as a result of implementation of the efficiency plan in ICL Industrial Products and the change in the currency exchange rates, in the amount of $1 million. On the other hand, this increase was partly offset by the increase in the cost of sales and in the sales & marketing expenses, in the amount of $40 million, as a result of the increase in the quantities sold, as noted above, a decline in the selling prices, in the amount of $10 million in ICL Advanced Additives and ICL Specialty Fertilizers, an increase in the royalties, selling commissions and shipping expenses, due to the increase in the quantities sold, in the amount of $7 million, a provision as a result of extension of the validity of the employment agreement at ICL Dead Sea, in the amount of $3 million, and an increase in other operating expenses, in the amount of $22 million which stems mainly from an increase in the amortization deriving from last year’s acquisitions and operation of new facilities and from an increase of sales & marketing expenses at ICL Food Specialties.

 56 Israel Chemicals Limited Quarterly Report

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the second quarter of 2016, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the second quarter of 2016, the cash flows provided by operating activities decreased compared with the corresponding quarter last year by $87 million. This decrease stems mainly from an increase in the working capital, compared with a decline in the working capital in the corresponding quarter last year (stemming mainly from a decline in the trade receivables) due to the strike at ICL Dead Sea and ICL Neot Hovav.

Net cash used in investing activities:

In the second quarter of 2016, the cash flows used in investing activities decreased compared with the corresponding quarter last year, by $25 million. This decrease stems mainly from investments in business combinations, in the amount of $96 million, paid in the corresponding quarter last year, which was partially offset by proceeds received from sale of businesses that are not part of the Company's core businesses, in the amount of $31 million, and as a result of realization of short-term deposits and sale of securities, in the amount of $44 million.

Net cash used in financing activities:

In the second quarter of 2016, there was a decrease of $38 million in the cash flows used in financing activities compared with the corresponding quarter last year. The main factor causing the decrease is payment of a lower dividend, in the amount of $109 million, compared with the corresponding quarter last year (reflects the decrease in the net profit), while on the other hand, there was an increase in loans taken out, net of repayment of loans, in the amount of $71 million, compared with the corresponding quarter last year.

 57 Israel Chemicals Limited Quarterly Report

Debt Movement

As at June 30, 2016, the net financial liabilities of ICL amounted to $3,440 million, an increase of $210 million compared with the balance at the end of 2015. The debt increase is mainly due to the purchase of 15% of the shares of the public company Yunan Yuntianhua, the shares of which are traded on the Chinese stock exchange, in the aggregate amount of $250 million.

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for providing a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As at June 30, 2016, ICL had used $230 million of the securitization facility.

ICL also has long-term credit facilities of $1,890 million and €100 million, of which $731 million had not been used as of June 30, 2016.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

For additional information regarding new credit facilities, amounts raised and issuance of a new series of debentures (Series E) – see Note 5 to the condensed consolidated interim financial statements included in this report.

Dividend policy

In March 2016 the Company’s Board of Directors decided to adapt its dividend policy. For 2016 and 2017, ICL’s dividend payout ratio will comprise up to 50% of its adjusted annual net income, compared to the prior policy of up to 70% of the net income. This adaptation will serve to increase certainty for the Company’s shareholders regarding ICL’s distribution of dividends while maintaining ICL’s financial strength. The Company’s Board of Directors will revisit the dividend policy once market conditions stabilize.

The Board of Directors decided to distribute a dividend in the amount of $60 million, or $0.05 per share, which will be paid on September 27, 2016, in respect of ICL’s results for the second quarter 2016.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the six-month period ended on June 30, 2016.

 58 Israel Chemicals Limited Quarterly Report

Board of Directors and Senior Management Updates

In March, 2016 Mr. Eran Sarig, a Company director, completed his position on the Company’s Board of Directors following the conclusion of his service as an officer in Israel Corporation Ltd. (the Company’s controlling shareholder).

Mr. Asher Grinbaum, former Executive Vice President & COO, retired on July 1, 2016. Mr. Charlie Weidhas, former CEO of ICL Industrial Products, replaced Mr. Grinbaum. At the Company’s request, Mr Grinbaum agreed to continue to serve the Company in a part-time position and to provide consulting services in connection with a number of its main projects.

In March, 2016, the Company announced that Mr. Nir Gilad, Executive Chairman of the Board of Directors, will be retiring on September 1, 2016. In April, 2016, the Company’s Board of Directors decided to appoint Mr. Johanan Locker as member of the Company’s Board of Directors, commencing as of the above date, and as Executive Chairman of the Board, effective no later than September 1, 2016. Mr. Johanan Locker will commence his service, as referred to above, on August 15, 2016. The Company will convene an extraordinary General Meeting on August 29, 2016 of the shareholders, in order to approve the terms of Mr. Locker’s service.

As of May 1, 2016, Mr. Karl Georg Mielke, President & CEO of ICL Specialty Fertilizers, Ms. Lisa Haimovitz, Senior Vice-President and Global General Counsel & Company Secretary and Mr. Ido Lilian, Executive Vice President, ICL Global Procurement, are no longer considered executive officers of the Company.

On July 7, 2016, Mr. Rani Loebenstein was appointed Head of the ICL Corporate Relations Unit. From the date of his appointment, Mr. Loebenstein is considered an executive officer of the Company.

Risk Factors

In the six-month period ended on June 30, 2016, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2015.

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Legal Proceedings

Derivative Actions

On July 10, 2016 and July 19, 2016, two petitions for approval of derivative actions were submitted to the Economic Division of the Tel-Aviv District Court, by two different shareholders, regarding the annual bonuses paid with respect to 2014-2015 to the five highest paid senior officers of the Company, including the CEO and the Chairman, allegedly in a manner not conforming to the Company’s Compensation Policy and not in the best interest of the Company.

The first petition, for an estimated amount of NIS 18 million (approximately $5 million), was submitted against the five highest paid senior officers of the Company and alternatively, against the members of the Compensation Committee who approved grant of the bonuses. The Company is requested to compel the five highest paid senior officers to return the bonuses, and should they fail to comply with this request, file a claim against the members of the Compensation Committee.

The second petition, for an estimated amount of NIS 21 million (approximately $6 million), was submitted against ICL, the five highest paid senior officers and the members of the Board who approved grant of the bonuses. The Court is requested to compel the five highest paid senior officers and other Company officers, to return the bonuses. Alternatively, the Court is requested to demand that the members of the Board compensate the Company for damages incurred in respect of the approval of these grants.

Due to the early stage of both petitions, it is not possible to estimate the chances that the Court will accept them. The Company strongly rejects the petitions and will submit its response to the Court according to the law.

In addition, we are subject to various litigation and other legal proceedings. For a discussion of this matter, see "Contingencies, Litigations and Other Matters" in Note 8 to the condensed consolidated interim financial statements included in this report.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 10, 2016